EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Year Ended December 31, 2004		Year Ended December 31,
	September 30, 2005		Pro Forma		2004		2003		2002		2001		2000
Consolidated Net Income	$(1,186)		$3,558		$10,289		$4,074		$463		$6,631		$7,339
Fixed charges:
Interest expense	16,469		18,500		12,749		9,027		9,824		9,338		7,423
Interest component of rental expense	807		1,349		1,349		1,178		20		22		25
Amortization of debt issuance costs	1,298		1,752		772		128		55		—		—
Earnings	17,388		25,159		25,159		14,407		10,362		15,991		14,787
Fixed Charges	$18,574		$21,601		$14,870		$10,333		$9,899		$9,360		$7,448
Ratio of earnings to fixed charges	0.94	x	1.16	x	1.69	x	1.39	x	1.05	x	1.71	x	1.99	x